Mosaic Tax-Free Trust
Management's Discussion of Fund Performance

September 30, 1999

Dear Shareholder:

The annual period ending September 30, 1999, was one in which tax-free investments showed both their advantage as relative havens in a period in which all investment classes underwent some significant volatility and their short-term susceptibility to interest rate shifts. It was a particularly difficult year for bonds of longer duration, as interest rates trended upward through the period. In fact, the bellwether 30-year U.S. Treasury Bond lost 12.53% of its value over the course of the one-year period. One of the paradoxes of bond investing is that rising rates provide the opportunity for increased yields, even as these rates drive down the value of existing bonds. This was clearly the case this year for tax-free bond funds in general. The Lipper General Municipal Bond Index, a proxy for a broad range of tax-free funds, was –2.57% for the year. Our management of the funds was characterized by a maintenance of high quality, with a modest decrease in duration. The results were small negative returns in line with the industry as reflected by the Lipper General Municipal Bond Index. Meanwhile, the extremely short-term bonds in Mosaic Tax-Free Money Market allowed it to maintain its $1.00 per-share value.

While total returns dipped for our four state tax-free funds and our Tax-Free National Fund, 30-day yields rose from the 3.52%-3.67% range a year ago to the current 30-day yields which are all above 4%. Throughout this period the funds in Mosaic Tax-Free Trust continued to pursue their primary mission of providing tax-advantaged income while investing in high-quality bonds.

Economic Overview

Following last year's global economic meltdown, many believed the U.S. would not be immune to the painful global crosscurrents. Instead, the pace of U.S. economic growth barely paused and continues to show amazing resilience. The lack of a breather has caused an extremely tight labor market and has threatened price stability. The Federal Reserve has responded by raising its overnight rate by one-half percent, with the specter of more to come.

The question remains: ***have interest rates already risen far enough to ease these pressures?*** We believe that most of the damage to the bond market has already been done. While our longer-term outlook is positive, over the near-term it appears that slightly higher rates are still in the picture as the Federal Reserve attempts to fine-tune monetary policy and steer the strong economy toward a soft landing.

Outlook

Going forward, the major threats to the bond market are (1) building inflationary pressures and (2) the deterioration of the dollar. The current inflation picture is mixed. Pipeline inflation pressures are growing as commodity prices are rising and labor markets are tight. However, inflation at the finished goods level remains tame due to higher productivity and intense competition, both domestically and globally. Producers continue to have difficulty passing along increases in cost to end user markets.

The second issue, our declining currency, is a little more complicated. Economic recovery in those economies most battered by last fall's global meltdown has caused capital to increasingly flow abroad rather than to the U.S. We are sending more and more dollars overseas as import demand surges, and this is not helped by our inability to save more than we consume. Ultimately, we will need to attract more dollars from abroad and, absent a return to more saving versus

consumption, higher interest rates become a most practical remedy.

For now, the inflation and currency issues warrant a close eye. The Fed was not poised to raise rates at the end of September, but did not rule out further increases. Two factors may help to keep a lid on the Central Bank's appetite for higher rates in the coming months. While the Fed would like to slow the economy, they do not want higher interest rates to bring the stock market to its knees, slowing the economy too much. Secondly, while Y2K should ultimately prove to be a non-event, the Fed will be cautious not to make any significant changes around year-end.

Our response to this environment was to emphasize bond structure and credit quality for the year ending September 30, 1999. In general, we attempted to decrease duration in the Tax-Free Trusts in order to reduce volatility in a rising interest rate environment. We also tried to increase the overall coupon of the portfolios as another defensive move during the hostile interest rate cycle. Outside of the uncertain health care sector, credit spreads remained very tight in the municipal market. We continue to favor higher quality bonds for the Tax-Free funds as all of the portfolios have overall credit quality ratings of AA or higher. Of course, only the bonds that we deem to have the most favorable risk/return characteristics will be purchased for Mosaic's Tax-Free funds.

NATIONAL FUND

The National Fund had a total return of –2.67% for the annual period and the ending 30-day SEC yield was 3.95%. The duration of the portfolio was shortened to 7.48 years while the average credit quality was maintained at AA. Purchases made during the period included Charlotte, North Carolina General Obligations, The Indiana Bond Bank Authority, and Manhattan Kansas Community Development Authority. The United States and its territories has issued $171 billion in muni bonds over the year ended September 30, 1999, representing a 21% decrease in volume over the same period last year.

ARIZONA FUND

Arizona continues to enjoy a strong, well-diversified service and tourism based economy. The State does not have a credit rating because it does not issue general obligation bonds. The Fund had a total return of –2.57% for the annual period and the ending 30-day SEC yield was 4.39%. We decreased the duration of the portfolio to 7.55 years and maintained the average credit quality at AA. Purchases made during the period included Pima County Industrial Development Authority for La Jolla Tucson Apartments, Phoenix Civic Improvement Authority, and Scottsdale General Obligations. Arizona ranked 21st in the country in terms of issuance on a year-to-date basis. State bond issuance was down 26% on a year-to-date basis with only $2.4 billion coming to market over the last 12 months.

MARYLAND FUND

Maryland's economy is diversified among services, light manufacturing and the federal government. The State's general obligation bonds are rated AAA. The Fund had a total return of –2.60% for the annual period and the ending 30-day SEC yield was 4.09%. We decreased the duration of the portfolio to 7.33 years and maintained the average credit quality at AA. Purchases during the period included Maryland General Obligations, University of Maryland, and

Maryland Health and Education Authority for the Charity Obligation Group. Maryland ranked 28th in the country in terms of issuance on a year-to-date basis. State bond issuance was down 31% on a year-to-date basis with only $1.9 billion coming to market over the last 12 months.

MISSOURI FUND

Missouri has a broad-based and diversified economy that is service-sector oriented. The State's general obligation bonds are rated AAA. The Fund had a total return of –2.95% for the annual period and the ending 30-day SEC yield was 4.23%. We decreased the duration of the portfolio to 7.55 years and maintained the average credit quality at AA. Purchases during the period included Columbia Library District, St. Charles County for Francis Howell School District (Missouri Direct Deposit Program), and Missouri Regional Convention and Sports Authority. Missouri ranked 25th in the country in terms of issuance on a year-to-date basis. State bond issuance was down 44% on a year-to-date basis with only $2.3 billion coming to market over the last 12 months.

VIRGINIA FUND

The Commonwealth of Virginia maintains an AAA general obligation bond rating based on a well-diversified economy that emphasizes services and government. The Fund had a total return of –2.69% for the annual period and the ending 30-day SEC yield was 4.37%. We decreased the duration of the portfolio to 7.61 years and maintained the average credit quality at AA. Purchases during the period included Fairfax Economic Development Authority for the National Wildlife Federation, Virginia Beach General Obligations, and Henrico Water and Sewer Authority. Virginia ranked 17th in the country in terms of issuance on a year-to-date basis. State bond issuance was down 36% on a year-to-date basis with only $2.9 billion coming to market over the last 12 months.

MONEY MARKET FUND

The fund continues to provide a high degree of liquidity and safety of principal. As of September 30, 1999, the fund's seven-day yield was 2.99%, which is equivalent to a taxable yield of 4.67% for an investor in the 36% federal tax bracket. The average maturity of the fund stood at 50 days at the end of the annual period.

We appreciate your confidence in Mosaic Funds and reaffirm our commitment to provide you with competitive returns to meet your investment objectives.

Sincerely,

Michael J. Peters, CFA
Vice President

COMPARISON OF CHANGES IN THE VALUE OF A $10,000 INVESTMENT WITH THE LEHMAN MUNICIPAL BOND INDEX AND LIPPER GENERAL MUNICIPAL BOND INDEX


Arizona Portfolio
Average Annual Total Returns
1 Year | 5 Year | Since Inception[1]
-2.57% | 5.14% | 5.50%
$20,132
$19,205
$17,140
$22,000 $20,000 $18,000 $16,000 $14,000 $12,000 $10,000 0
1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999
AZ Portfolio
Lehman Munic. Index
Lipper Gen. Munic. Index


Virginia Portfolio
Average Annual Total Returns
1 Year | 5 Year | 10 Year
-2.69% | 5.50% | 5.85%
$20,378
$19,389
$17,654
$22,000 $20,000 $18,000 $16,000 $14,000 $12,000 $10,000 0
1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999
VA Portfolio
Lehman Munic. Index
Lipper Gen. Munic. Index


Maryland Portfolio
Average Annual Total Returns
1 Year | 5 Year | Since Inception[2]
-2.60% | 4.84% | 3.70%
$14,299
$13,786
$12,631
$15,000 $14,000 $13,000 $12,000 $11,000 $10,000 0
1992 1993 1994 1995 1996 1997 1998 1999
MD Portfolio
Lehman Munic. Index
Lipper Gen. Munic. Index


National Portfolio
Average Annual Total Returns
1 Year | 5 Year | 10 Year
-2.67% | 5.17% | 5.66%
$20,378
$19,389
$17,337
$22,000 $20,000 $18,000 $16,000 $14,000 $12,000 $10,000 0
1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999
Nat'l Portfolio
Lehman Munic. Index
Lipper Gen. Munic. Index


Missouri Portfolio
Average Annual Total Returns
1 Year | 5 Year | Since Inception[3]
-2.95% | 5.21% | 5.40%
$20,132
$19,205
$16,983
$22,000 $20,000 $18,000 $16,000 $14,000 $12,000 $10,000 0
1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999
MO Portfolio
Lehman Munic. Index
Lipper Gen. Munic. Index

[1]October 13, 1989
[2]February 10, 1993
[3]October 12, 1989

Past performance is not predictive of future performance.

Figures as of September 30, 1999, unless otherwise noted.

Independent Auditors' Report

To the Board of Trustees and Shareholders of Mosaic Tax-Free Trust:

We have audited the accompanying statements of assets and liabilities, including the statements of net assets, of the Mosaic Tax-Free Trust (the "Trust) (comprising, respectively, the Arizona, Maryland, Missouri, Virginia, National, and Money Market Funds (the "Funds")), as of September 30, 1999, and the related statements of operations for the year then ended and changes in net assets for each of the two years in the period then ended and the financial highlights for each of the three years in the period then ended. These financial statements and financial highlights are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits. The financial highlights of the Funds for each of the years in the two year period ending September 30, 1996 were audited by other auditors whose report, dated November 7, 1996, expressed an unqualified opinion on those financial highlights.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included confirmation of securities owned as of September 30, 1999, by correspondence with the custodian and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the respective portfolios constituting the Mosaic Tax-Free Trust as of September 30, 1999, the results of their operations for the year then ended and the changes in their net assets for each of the two years in the period then ended and their financial highlights for each of the three years in the period then ended in conformity with generally accepted accounting principles.

Deloitte & Touche LLP

Princeton, New Jersey
November 12, 1999

Arizona Fund

Statement of Net Assets – September 30, 1999

Credit Rating* Moody's	S&P		Principal Amount	Value
		LONG TERM MUNICIPAL BONDS: 98.0% of Net Assets		
		EDUCATION: 9.7%		
A	nr	Arizona Educational Loan Marketing Corporation, Educational Loan Revenue (AMT), 7%, 3/1/03	$ 400,000	$ 420,000
AAA	NA	Arizona Student Loan, Acquisition Student Loan, 5.3%, 5/1/09	275,000	274,656
		ELECTRIC: 4.9%		
Baa1	BBB+	Puerto Rico Electric Power Authority, Power Revenue, 5%, 7/1/28	400,000	348,500
		GENERAL OBLIGATION: 27.3%		
NA	NA	Maricopa County Unified High School District #80 (Chandler) (FGIC Insured), 6.25%, 7/1/11	310,000	339,063
Aa3	AA	Maricopa County Unified High School District #210 (Phoenix), 5.375%, 7/1/13	400,000	419,000
Aaa	AAA	Mohave County Elementary School District #16 (Mohave Valley) (MBIA Insured), 5.375%, 7/1/13	425,000	424,469
AAA	AAA	Scottsdale Preserve Authority Excise Tax Revenue (FGIC Insured), 5.625%, 7/1/22	425,000	425,000
BAA1	A	Puerto Rico Commonwealth, 6.5%, 7/1/14	320,000	356,000
		HOSPITAL: 7.0%		
#Aaa	AAA	Arizona Health Facilities Authority, Hospital Revenue (Phoenix Baptist Hospital) (MBIA Insured) (Escrowed to Maturity), 6.25%, 9/1/11	200,000	211,000
NA	A	Show LOW Industrial Development Authority, Hospital Revenue (Nacapache Regional Medical Center), 5.5%, 12/1/17	300,000	291,000
		HOUSING: 16.2%		
nr	AAA	Phoenix Industrial Development Authority, Mortgage Revenue (Chris Ridge) (FHA Insured), 6.75%, 11/1/12	500,000	522,500
NA	aa	Maricopa County Industrial Development Authority, Multifamily Housing Revenue (Pines at Camelback Apartments), 5.45%, 5/1/28	200,000	189,750
AAA	NA	Maricopa County Industrial Development Authority, Single Family Mortgage Revenue, 4.3%, 12/1/06	225,000	216,282
NA	AAA	PIMA County Industrial Development Authority, Multifamily Revenue (Jolla Tuscan Apartments), 5.2%, 4/1/19	250,000	233,750
		INDUSTRIAL DEVELOPMENT: 11.5%		
nr	AAA	Mohave County Industrial Development Authority Industrial Development Revenue (Citizens Utilities), 7.05%, 8/1/20	300,000	308,658
AA2	AAA+	Phoenix Civic Improvement Corp. Excise Tax, 5.25%, 7/1/24	300,000	280,125
NA	BBB	Sedona COPS, 5.75%, 7/1/20	250,000	237,812
		REVENUE: 5.0%		
AAA	AAA	Puerto Rico Commonwealth Infrastructure Financing Authority (AMBAC Insured), 5%, 7/1/28	400,000	357,500
		TRANSPORTATION: 7.5%		
Aaa	AAA	Flagstaff, Street and Highway User Revenue, Junior Lien (FGIC Insured), 5.9%, 7/1/10	500,000	539,375

See Notes to Statement of Net Assets.

Credit Rating* Moody's	S&P		Principal Amount	Value
		WATER AND SEWER: 8.9%		
Aaa	AAA	Chandler, Water and Sewer Revenue (FGIC Insured), 6.75%, 7/1/06	$ 250,000	$ 262,813
Aaa	AAA	Peoria, Water and Sewer Revenue (FGIC Insured), 4%, 7/1/18	475,000	374,062
		TOTAL INVESTMENTS (Cost 7,035,908)		$7,031,315
		CASH AND RECEIVABLES LESS LIABILITIES: 2.0% of Net Assets		$ 144,157
		NET ASSETS: 100%		$7,175,472

Maryland Fund

Statement of Net Assets – September 30, 1999

Credit Rating* Moody's	S&P		Principal Amount	Value
		LONG TERM MUNICIPAL BONDS: 97.4% of Net Assets		
		EDUCATION: 22.9%		
Aaa	AAA	Maryland State Health & Higher Educational Facilities Authority Revenue (Loyola College) (MBIA Insured), 5.375%, 10/1/26	$ 100,000	$ 94,625
nr	BBB-	Maryland State Health & Higher Educational Facilities Authority Revenue (Green Acres), 5.3%, 7/1/28	100,000	88,375
Aaa	AAA	St. Mary's College, University Revenue (MBIA Insured), 5.55%, 9/1/23	100,000	97,500
AAA	AAA	Prince Georges County, 5.375%, 3/15/16	100,000	98,500
AA3	AA+	University of Maryland System Auxiliary Facility & Tuition Revenue, 5%, 4/1/17	55,000	51,287
AA3	AA+	University of Maryland System Auxiliary Facility & Tuition Revenue, 4.5%, 10/1/18	45,000	38,700
		ELECTRIC: 5.1%		
Baa1	N/A	Puerto Rico Electric Power Authority, Power Revenue, 6%, 7/1/14	100,000	104,875
		GENERAL OBLIGATION: 10.0%		
Aa	AA+	Anne Arundel County, Solid Waste Projects (AMT), 5.5%, 9/1/16	100,000	98,250
Aaa	AAA	Baltimore, Public Improvements (AMBAC Insured), 6%, 10/15/04	100,000	107,000
		HOSPITAL: 11.9%		
Baa1	nr	Maryland State Health & Higher Educational Facilities Authority Revenue (Kennedy Krieger Issue), 5.125%, 7/1/22	75,000	65,344
Aaa	nr	Maryland State Health & Higher Educational Facilities Authority Revenue (Upper Chesapeake Hospitals-Series A) (FSA Insured), 5.125%, 1/1/38	100,000	88,875
AAA	AAA	Maryland State Health & Higher Educational Facilities Authority Revenue, Johns Hopkins Medicine-Howard County General Hospital Acquisition, 5%, 7/1/33	100,000	88,250

See Notes to Statement of Net Assets.

Credit Rating* Moody's	S&P		Principal Amount	Value
		HOUSING: 5.0%		
Aa2	nr	Maryland State Community Development Administration (Single-Family Housing) (AMT), 6.2%, 4/1/17	$ 100,000	$ 102,125
		LEASING: 11.2%		
Aa	AA-	Maryland State Stadium Authority, Sports Facility Lease Revenue (ATM), 7.5%, 12/15/10	125,000	128,247
nr	AA	Montgomery County Revenue Authority, Lease Revenue (Human Services Headquarters), 5.6%, 8/1/14	100,000	101,500
		POLLUTION CONTROL: 5.0%		
A2	A	Anne Arundel County, Pollution Control Revenue (Baltimore Gas and Electric Company), 6%, 4/1/24	100,000	102,500
		PUBLIC FACILITIES: 3.4%		
Aaa	AAA	Baltimore Convention Center Revenue (MBIA Insured), 5%, 9/1/19	75,000	68,907
		TRANSPORTATION: 10.7%		
Aa3	AA-	Baltimore, Port Facilities Revenue (Consolidated Coal Sales), 6.5%, 10/1/11	100,000	107,000
Aaa	AAA	Maryland State Transportation Authority Transportation Facilities Project Revenue (Escrowed to Maturity), 6.8%, 7/1/16	100,000	112,250
		STATE GENERAL OBLIGATION: 7.1%		
AAA	AAA	Maryland State, 5%, 7/15/11	50,000	49,625
BAA1	A	Puerto Rico Commonwealth, 6.5%, 7/1/14	85,000	94,563
		MUNICIPAL OTHER: 5.1%		
AA	AA-	Howard County, Special Facilities Revenue, 5.95%, 2/15/10	100,000	$ 103,875
		TOTAL INVESTMENTS (Cost $2,014,701)		$1,992,173
		CASH AND RECEIVABLES LESS LIABILITIES: 2.6% of Net Assets		$ 53,002
		NET ASSETS: 100%		$2,045,175

See Notes to Statement of Net Assets.

Missouri Fund

Statement of Net Assets – September 30, 1999

Credit Rating* Moody's	S&P		Principal Amount	Value
		LONG TERM MUNICIPAL BONDS: 94.5% of Net Assets		
		AIRPORT: 6.0%		
Aaa	AAA	St. Louis, Airport Revenue, (Lambert-St. Louis International) (FGIC Insured), 5.125%, 7/1/22	$ 500,000	$ 457,500
		EDUCATION: 7.4%		
AAA	AAA	St. Louis Board of Education, 5.5%, 4/1/10	275,000	284,625
Aaa	AAA	Missouri State Health & Educational Facilities Authority, Educational Facilities Revenue (St. Louis University) (AMBAC Insured), 5.125%, 10/1/16	300,000	283,125
		ELECTRIC: 5.5%		
Aaa	AAA	Sikeston, Electric Revenue (MBIA Insured), 6%, 6/1/14	400,000	426,000
		GENERAL OBLIGATION: 15.1%		
Aa2	nr	Jefferson City School District, 6.7%, 3/1/11	200,000	224,000
Aaa	AAA	Missouri State (Fourth State Building), 5.75%, 8/1/19	400,000	404,000
Baa1	A	Puerto Rico Commonwealth, Public Improvement, 6.5%, 7/1/14	480,000	534,000
		HOSPITAL: 20.1%		
NR	AAA	Missouri State Health and Educational Facilities Authority, Health Facilities Revenue (Prerefunded 1/1/00 @ 102), 7.625%, 7/1/18	95,000	97,733
Aaa	AAA	Missouri State Health and Educational Facilities Authority, Health Facilities Revenue (Heartland Health System) (AMBAC Insured, 6.35%, 11/15/17	500,000	525,000
nr	AAA	Missouri State Health and Educational Facilities Authority, Health Facilities Revenue (SSM Health Care) (MBIA Insured), 5%, 6/1/18	250,000	227,500
#Aaa	nr	Missouri State Health and Educational Facilities Authority, Health Facilities Revenue (SSM Health Care) (MBIA Insured) (Prerefunded 6/1/02 @ 102), 6.25%, 6/1/16	45,000	47,982
Aaa	nr	Missouri State Health and Educational Facilities Authority, Facilities Revenue (SSM Health Care), 6.25%, 6/1/16	205,000	214,737
AA2	AA	Missouri State Health and Educational Facilities Authority Health Facilities Revenue (BJC Health System), 5%, 5/15/38	500,000	430,000
		HOUSING: 8.8%		
nr	AAA	Missouri State Housing Development Commission, Single-Family Mortgage Revenue (GNMA Collateralized) (FHA) (AMT), 7.75%, 6/1/22	45,000	46,295
nr	AAA	Missouri State Housing Development Commission, Single-Family Mortgage Revenue (GNMA Collateralized) (FHA) (AMT), 7.375%, 8/1/23	130,000	134,713
nr	#AAA	St. Louis County, Mortgage Revenue (Escrowed to Maturity) (AMT), 5.65%, 2/1/20	500,000	498,750

See Notes to Statement of Net Assets.

Credit Rating* Moody's	S&P		Principal Amount	Value
		LEASING AND OTHER FACILITIES: 28.7%		
Aaa	AAA	Kansas City Municipal Assistance Corp., Lease Revenue (Capital Improvements) (AMBAC Insured), 5.2%, 1/15/06	$ 400,000	$ 409,000
#Aaa	AAA	Kansas City Municipal Assistance Corp., Lease Revenue (H. Roe Bartle) (AMBAC Insured) (Prerefunded 4/15/01 @ 100), 6%, 4/15/20	500,000	513,750
A1	A+	Missouri State Regional Convention and Sports Complex Authority, 5.6%, 8/15/17	250,000	249,062
A1	A+	Missouri State Regional Convention and Sports Complex Authority, 5.5%, 8/15/13	250,000	251,562
A	BBB+	St Louis County Regional Convention and Sports Complex Authority, 5.5%, 8/15/13	300,000	301,500
Aaa	AAA	St Louis Parking Facilities Revenue (MBIA Insured), 5.375%, 12/15/21	500,000	482,500
		POLLUTION CONTROL REVENUE: 2.9%		
A1	AA-	St Louis Industrial Development Authority Pollution Control Revenue (Anheuser-Busch Co., Inc.), 6.65%, 5/1/16	200,000	220,500
		LONG TERM MUNICIPAL BOND TOTAL		$7,263,834
		SHORT TERM MUNICIPAL BONDS: 3.9% of Net Assets		
nr	A+	Missouri State Health and Educational Facilities, Education Facility Revenue, 3.95%, 6/1/26^	200,000	200,000
VMIG1	nr	Missouri State Health and Educational Facilities, Education Facility Revenue, (Drury College) (LOC-Chase Manhattan Bank), 4%, 8/15/21^	100,000	100,000
		SHORT TERM MUNICIPAL BOND TOTAL		$ 300,000
		TOTAL INVESTMENTS (Cost $7,559,051)		$7,563,834
		CASH AND RECEIVABLES LESS LIABILITIES: 1.6% of Net Assets		$ 122,106
		NET ASSETS: 100%		$7,685,940

Virginia Fund

Statement of Net Assets - September 30, 1999

Credit Rating* Moody's	S&P		Principal Amount	Value
		LONG TERM MUNICIPAL BONDS: 95.9% of Net Assets		
		AIRPORT: 5.2%		
Aaa	AAA	Capital Regional Airport Commission, Airport Revenue (AMBAC Insured), 5.625%, 7/1/15	$ 500,000	$ 503,750
Aaa	AAA	Metropolitan Washington DC Airports, Airport Revenue (FGIC Insured) (AMT), 7%, 10/1/18	500,000	519,545
Aaa	AAA	Metropolitan Washington DC Airports, Airport Revenue (MBIA Insured) (AMT), 6.625%, 10/1/12	500,000	533,750

See Notes to Statement of Net Assets.

Credit Rating* Moody's	S&P		Principal Amount	Value
		EDUCATION: 9.3%		
A1	nr	Loudoun County Industrial Development Authority, University Facilities Revenue (George Washington University), 6.25%, 5/15/22	$ 500,000	$ 519,375
nr	A-	Lynchburg Industrial Development Authority, Educational Facilities Revenue (Randolph-Macon Women's College), 5.875%, 9/1/13	500,000	503,750
Aa2	AA	Virginia College Building Authority, Educational Facilities Revenue (Washington and Lee University), 5.75%, 1/1/14	230,000	236,325
Aa2	AA	Virginia State Public Schools Authority, Revenue, 6.2%, 8/1/13	500,000	530,625
Aa	AA	Virginia State Public Schools Authority, Special Obligation (York County), 5.9%, 7/15/13	500,000	522,500
A1	AA-	Virginia State Universities, University Revenue (Virginia Commonwealth University), 5.75%, 5/1/15	500,000	508,125
		ELECTRIC: 7.0%		
Aaa	AAA	Halifax County Industrial Development Authority Exempt Facilities Revenue (Old Dominion Electric) (MBIA Insured) (AMT), 6%, 12/1/22	1,000,000	1,018,750
Baa1	BBB+	Puerto Rico Electric Power Authority, Power Revenue, 5%, 7/1/28	1,250,000	1,089,063
		GENERAL OBLIGATION: 17.4%		
Aa3	AA-	Hampton, 6%, 1/15/08	500,000	535,000
A2	A	Henry County, 6%, 7/15/14	500,000	523,750
Aaa	AAA	Leesburg, (AMBAC Insured), 5.6%, 6/1/15	500,000	531,875
Aaa	AAA	Norfolk, (MBIA Insured), 5.75%, 6/1/13	500,000	515,625
BAA	A	Puerto Rico Commonwealth, 6.5%, 7/1/14	1,115,000	1,240,438
AAA	AAA	Fairfax County Public Improvement, 4.5%, 6/1/13	1,000,000	911,250
AA2	AA	Virginia Beach Refunding and Public Improvement, 5.25%, 8/1/07	1,000,000	1,031,250
		HOSPITAL: 17.0%		
Aaa	AAA	Danville Industrial Development Authority, Hospital Revenue (Danville Regional Medical Center) (FGIC Insured) (Prerefunded 10/1/04 @ 101), 6.375%, 10/1/14	500,000	545,000
Aa2	AA	Fairfax County Industrial Development Authority Revenue (Inova Health System), 5.25%, 8/15/19	1,000,000	943,750
Aaa	AAA	Hanover County Industrial Development Authority, Revenue, Bon Secours Health System (MBIA Insured), 6%, 8/15/10	640,000	684,800
A1	A+	Lynchburg Industrial Development Authority, Healthcare Facilities Revenue (Centra Health), 5.2%, 1/1/28	1,000,000	887,500
Aa2	AA+	Norfolk Industrial Development Authority, Hospital Revenue (Sentara Hospital), 6.5%, 11/1/13	1,000,000	1,075,000
Aaa	nr	Prince William County Industrial Development Authority, Hospital Revenue (Potomac Hospital Corp.) (FSA Insured), 4.625%, 10/1/11	500,000	471,875
Aaa	AAA	Roanoke Industrial Development Authority, Hospital Revenue (Roanoke Memorial Hospitals) (MBIA Insured), 6.125%, 7/1/17	500,000	530,000
		HOUSING: 2.0%		
nr	AAA	Fairfax County Redevelopment and Housing Authority, Multi-Family Housing Revenue (Castel Lani Project) (FHA Insured), 5.5%, 4/1/28	625,000	593,750

See Notes to Statement of Net Assets.

Credit Rating* Moody's	S&P		Principal Amount	Value
		INDUSTRIAL DEVELOPMENT: 11.6%		
Baa2	nr	Amherst Industrial Development Authority Revenue (Georgia Pacific Corp.) (AMT), 5.25%, 2/1/11	$ 500,000	$ 478,125
AAA	NA	Fairfax County Economic Development Authority (National Wildlife Assoc.), 5.25%, 9/1/19	1,000,000	948,750
Baa2	nr	Greensville County, Industrial Development Authority Revenue (Georgia Pacific Corp.), 5.3%, 8/1/14	500,000	473,750
BAA3	BBB	Peninsula Ports Authority, Coal Terminal Revenue (Dominion Terminal), 7.375%, 6/1/20	1,000,000	1,061,250
A1	A	Puerto Rico Industrial Pollution Control Facilities Financing Authority Revenue (Pepsico. Inc.), 6.25%, 11/15/13	500,000	530,625
		LEASING AND OTHER FACILITIES: 1.6%		
AA	AA	Fairfax County Economic Development Authority, Lease Revenue, 5.5%, 5/15/18	500,000	489,375
		TRANSPORTATION: 11.6%		
Aaa	AAA	Northern Virginia Transportation District Commuter Rail Revenue (Virginia Railway Express Project), 5.375%, 7/1/14	1,000,000	993,750
Aaa	AAA	Virginia Port Authority Port Facility Revenue (MBIA Insured), 6%, 7/1/05	685,000	725,244
AAA	AAA	Chesapeake Bay Bridge and Tunnel (MBIA Insured), 5%, 7/1/22	1,000,000	900,000
BAA3	BBB-	Pocahontas Parkway AS, Rt 895, Connector Toll Road Revenue, 5.5%, 8/15/28	1,000,000	896,250
		WATER & WASTE: 9.8%		
Aaa	AAA	Augusta County Service Authority, Water and Sewer Revenue (MBIA Insured), 5%, 11/1/24	1,500,000	1,342,500
Aaa	AAA	Loudoun County Sanitation Authority, Water and Sewer Revenue (FGIC Insured), 6.25%, 1/1/16	500,000	523,750
AAA	AAA	Upper Occoquan Sewer Authority, Sewer Revenue (MBIA Insured), 4.75%, 7/1/29	1,000,000	836,250
Aaa	BBB	West Point Industrial Development Authority, Waste Revenue (Chesapeake Corporation), 6.25%, 3/1/19	250,000	254,375
		MUNICIPAL OTHER: 3.4%		
N-R	B+	Fairfax County Park Authority, Park Facilities Revenue, 6.625%, 7/15/14	500,000	523,125
AAA	AAA	Riverside Regional Jail Authority, Jail Facilities Revenue (MBIA Insured), 5.3%, 7/1/02	500,000	512,500
		LONG TERM MUNICIPAL BOND TOTAL		$28,996,040
		SHORT TERM MUNICIPAL BONDS: 3.0% of Net Assets		
Aa2	nr	Peninsula Ports Authority Coal Terminal Revenue (Dominion Terminal), 3.8%, 7/1/16^	900,000	900,000
		TOTAL INVESTMENTS (Cost $30,096,356)		$29,896,040
		CASH AND RECEIVABLES LESS LIABILITIES: 1.1% of Net Assets		$ 333,206
		NET ASSETS: 100%		$30,229,246

See Notes to Statement of Net Assets.

National Fund

Statement of Net Assets - September 30, 1999

Credit Rating* Moody's	S&P		Principal Amount	Value
		LONG TERM MUNICIPAL BONDS: 97.0% of Net Assets		
		ARIZONA: 4.7%		
Aa	AA	Arizona State Transportation Board, Highway Revenue, 6%, 7/1/08	$1,000,000	$1,075,000
		GEORGIA: 2.2%		
Aaa	AAA	Georgia Municipal Electric Authority, Electric Revenue (MBIA Insured), 5.5%, 1/1/12	500,000	509,375
		ILLINOIS: 6.1%		
Aaa	AAA	Regional Transportation Authority, Transit Revenue (AMBAC Insured), 7.2%, 11/1/20	300,000	349,875
Aaa	AAA	University of Illinois Certificates of Participation, Utility Infrastructure Projects (MBIA Insured), 5.75%, 8/15/09	1,000,000	1,048,750
		INDIANA: 2.5%		
AAA	AAA	Indiana Bond Bank Commission, 5.75%, 8/1/13	550,000	569,250
		KANSAS: 9.4%		
Aa3	AA-	Manhattan Commercial Development Revenue Refunding - Holiday Inn - Subordinated Revenue Bonds (Manhattan Hospitality Association) (Escrowed to Maturity), 11%, 7/1/16	1,000,000	1,597,500
Aa	Aa	Kansas State Department of Transportation, Highway Revenue, 6.125%, 9/1/09	500,000	543,750
		MASSACHUSETTS: 9.9%		
Aa3	AA-	Massachusetts Bay Transportation Authority, General Transit System, 7%, 3/1/14	1,000,000	1,143,750
Aa3	A+	University of Massachusetts Building Authority Revenue, 6.625%, 5/1/08	1,000,000	1,113,750
		MICHIGAN: 4.1%		
nr	A	Grand Rapids Charter Township, Michigan Porter Hills Obligation Group Revenue (Porter Hills Foundation), 5.2%, 7/1/14	1,000,000	936,250
		MINNESOTA: 1.9%		
Aa2	AA+	Minnesota State Housing Finance Agency, Housing Revenue (Single-Family Mortgage) (AMT), 6.25%, 7/1/26	435,000	443,156
		MISSISSIPPI: 6.6%		
Aaa	AAA	Harrison County Wastewater Management District, Sewer Revenue, (Wastewater Treatment Facilities) (FGIC Insured), 7.75%, 2/1/14	500,000	615,625
Aaa	AAA	Harrison County Wastewater Management District, Sewer Revenue, (Wastewater Treatment Facilities) (FGIC Insured), 8.5%, 2/1/13	500,000	659,375
nr	AAA	South Panola School District (AMBAC Insured), 6.5%, 5/1/04	205,000	221,656
		MISSOURI: 5.4%		
Aaa	AAA	Missouri State Health & Educational Facilities Authority, Educational Facilities Revenue, (St. Louis University) (AMBAC Insured), 5.125%, 10/1/16	200,000	188,750
AAA	AAA	St. Louis Board of Education, 5.5%, 4/1/00	1,000,000	1,035,000

See Notes to Statement of Net Assets.

Credit Rating* Moody's	S&P		Principal Amount	Value
		PENNSYLVANIA: 5.0%		
Aaa	AAA	Lehigh County General Purpose Authority, Hospital Revenue (Lehigh Valley Hospital) (MBIA Insured), 7%, 7/1/16	$1,000,000	$ 1,147,500
		PUERTO RICO: 4.9%		
Baa1	A	Puerto Rico Commonwealth, Public Improvement, General Oglibation, 6.5%, 7/1/14	1,000,000	1,112,500
		SOUTH CAROLINA: 0.7%		
#Aaa	AAA	Piedmont Municipal Power Agency, Electrical Revenue (FGIC Insured) (Escrowed to Maturity), 6.5%, 1/1/16	145,000	161,313
		TEXAS: 13.5%		
Aa2	AA	Harris County, Toll Road and Subordinated Lein Revenue Refunding, General Obligation, 6.5%, 8/15/15	790,000	834,438
#Aaa	AAA	Texas Public Building Authority, Building Revenue (MBIA Insured) (Escrowed to Maturity), 7.125%, 8/1/11	1,000,000	1,141,250
Aaa	AAA	United Independent School District, General Obligation (PSF Guarantee), 7%, 8/15/05	1,000,000	1,121,250
		VIRGINIA: 11.5%		
#Aaa	AAA	Charlottesville Industrial Development Authority Hospital Revenue (Martha Jefferson) (AMBAC Insured) (Prerefunded 10/1/00 @ 102), 7.375%, 10/1/20	1,000,000	1,054,440
Aaa	nr	Dinwiddie County Industrial Development Authority, Lease Revenue County Courthouse Completion Project (MBIA Insured), 5%, 2/1/17	300,000	275,625
Aaa	nr	Dinwiddie County Industrial Development Authority, Lease Revenue County School Completion Project (MBIA Insured), 5%, 2/1/19	365,000	332,606
Aaa	AAA	Hanover County Industrial Development Authority Revenue (Bon Secours Health Systems) (MBIA Insured), 6%, 8/15/10	500,000	535,000
Aa	AA+	Virginia State Housing Development Authority, Multifamily Housing Revenue, 6.65%, 11/1/13	400,000	423,000
		WASHINGTON: 8.6%		
AA1	AA+	Washington State Health Care Facilities Authority, 5.375%, 12/1/19	1,000,000	945,000
NA	NA	Port Seattle, Revenue (AMBAC Insured) (AMT) (Prerefunded 12/1/00 @ 102), 7.6%, 12/1/09	155,000	164,300
NA	NA	Port Seattle, Revenue (AMBAC Insured) (AMT), 7.6%, 12/1/09	345,000	362,682
AA1	AA+	Washington State Public Power Supply System, Electric Revenue (Nuclear Project Number 2), 4.9%, 7/1/05	500,000	500,625
		TOTAL INVESTMENTS (Cost $21,992,281)		$22,162,341
		CASH AND RECEIVABLES LESS LIABILITIES: 3.0% of Net Assets		$ 675,966
		NET ASSETS: 100%		$22,838,307

See Notes to Statement of Net Assets.

Money Market

Statement of Net Assets – September 30, 1999

Credit Rating* Moody's	S&P		Principal Amount	Value
		SHORT TERM MUNICIPAL SECURITIES: 98.7% of Net Assets		
		DISTRICT OF COLUMBIA: 4.2%		
nr	A1	District of Columbia, 6.875%, 6/1/00	$ 275,000	$ 285,827
		FLORIDA: 7.3%		
VMIG1	nr	Atlantic Beach Revenue (Fleet Landing) (LOC-Barnett Bank), 4.05%, 10/1/24^	200,000	200,000
AA3	nr	Eustis Florida Health Facilities Authority Revenue, Waterman Medical Center, 3.8%, 12/1/15^	300,000	300,000
		GEORGIA: 6.1%		
nr	A1	Burke County Development Authority Pollution Control (Georgia Power), 3.75%, 7/1/24^	300,000	300,000
nr	AA+	Georgia State General Obligation, 4.375%, 7/1/00	115,000	115,579
		ILLINOIS: 13.2%		
nr	A1+	Illinois Development Financial Authority Industrial Development Revenue (Field Container Corp.) (LOC-American National Bank & Trust), 3.8%, 12/1/99^	200,000	200,000
NA	NA	Illinois State Student Assistance, 5.65%, 3/1/00^	125,000	125,666
Aa2	AA	Illinois State Student Assistance, 5.6%, 10/1/99	200,000	200,000
AAA	nr	Naperville, Refunding General Obligation, 4.2%, 12/1/99	100,000	100,093
AAA	AAA	Chicago Illinois, General Obligation (FGIC Insured), 5%, 1/1/00	275,000	275,690
		KENTUCKY: 4.4%		
P1	nr	Ashland Pollution Control Revenue (Ashland Oil Inc.) (LOC-Suntrust Bank Nashville), 3.7%, 4/1/09^	300,000	300,000
		LOUISIANA: 8.8%		
VMIG1	A1	Louisiana Public Facilities Authority Hospital Revenue (Willis Knighton Medical) (AMBAC Insured) (SPA-Credit Local De France), 4%, 9/1/23^	200,000	200,000
NA	A1	New Orleans Aviation Board Revenue (MBIA Insured) (SPA-Credit Local De France), 2.8%, 8/1/16^	400,000	400,000
		MASSACHUSETTS: 4.4%		
NA	nr	Quincy, General Obligation, 3.6%, 6/15/00	300,000	299,379
		MISSISSIPPI: 1.5%		
nr	nr	Mississippi State, General Obligation, 5.6%, 12/1/99	100,000	100,303
		MISSOURI: 10.2%		
VMIG1	nr	Columbia, Special Obligation (LOC-Toronto Dominion Bank), 3.7%, 6/1/08^	300,000	300,000
VMIG1	nr	Missouri State Health & Educational Facilities Revenue (Drury College) (LOC-Chase Manhattan Bank), 4%, 8/15/21^	200,000	200,000
A1	NA	Kansas City, Industrial, 3.8%, 10/15/14^	200,000	200,000
		NEBRASKA: 5.9%		
VMIG1	nr	Nebhelp, Inc. Revenue, Multiple Mode Student Loans (MBIA Insured), 3.8%, 12/1/15^	400,000	400,000
		NEW YORK: 1.5%		
#Aaa	AAA	New York, General Obligation, 3.8%, 8/1/23^	100,000	100,000

The Notes to Financial Statements are an integral part of these statements.

Money Market

Statement of Net Assets - September 30, 1999...concluded

Credit Rating* Moody's	S&P		Principal Amount	Value
		NORTH CAROLINA: 8.8%		
VMIG1	A1+	Greensboro Public Improvement, General Obligation (SPA- Wachovia Bank of NC), 3.7%, 4/1/07^	$ 300,000	$ 300,000
VMIG1	A1+	North Carolina Medical Care Commission, Hospital Revenue (Pooled Equipment Project) (MBIA Insured) (SPA-Kreditbank Nv), 3.7%, 12/1/25^	300,000	300,000
		TENNESSEE: 4.0%		
VMIG1	A1+	Metropolitan Nashville Airport Authority Revenue (FGIC Insured) (LOC-Societe Generale), 3.5%, 7/1/19 ^	275,000	275,000
		TEXAS: 5.9%		
VMIG1	A1+	Port Development Corporation, Marine Terminal Revenue (Stolt Terminals) (LOC-Canadian Imperial Bank), 3.7%, 1/15/14^	400,000	400,000
		WASHINGTON: 9.6%		
VMIG1	nr	Washington State Housing Finance Commission, Nonprofit Housing Revenue (Panorama City Project) (LOC-Key Bank of Washington), 4.2%, 1/1/27^	100,000	100,000
nr	A1+	Washington State Housing Finance Commission, Multi-Family Mortgage Revenue (LOC-Key Bank of Washington), 3.85%, 7/1/20^	300,000	300,000
		Washington State, General Obligation, 6.1%, 9/1/00	250,000	255,150
		WYOMING: 2.9%		
Aa2	AA+	Unita County WYO Pollution, 3.75%, 8/15/20^	200,000	200,000
		TOTAL INVESTMENTS (Cost $6,734,919)		$6,732,687
		CASH AND RECEIVABLES LESS LIABILITIES: 1.3% of Net Assets		$ 85,543
		NET ASSETS: 100%		$6,818,230

Notes to Portfolio of Investments:

^	Security has a variable coupon rate and is subject to a demand feature before final maturity. Coupon rate as of September 30, 1999.
#	Refunded or escrowed to maturity
AMBAC	American Municipal Bond Assurance Corporation
AMT	Subject to Alternative Minimum Tax
FGIC	Financial Guaranty Insurance Company
FHA	Federal Housing Administration
FSA	Federal Security Assistance
GNMA	Government National Mortgage Association
LOC	Letter of Credit
MBIA	Municipal Bond Investors Assurance Corporation
Moody's	Moody's Investors Service, Inc.
nr	Not rated
PSF	Permanent School Fund
S&P	Standard & Poor's Corporation
*	Credit Ratings are unaudited

The Notes to Financial Statements are an integral part of these statements.

Statements of Assets and Liabilities

September 30, 1999

	Arizona Fund	Maryland Fund	Missouri Fund	Virginia Fund	National Fund	Money Market
ASSETS						
Investments, at value (Note 1)						
Investment securities	$7,031,315	$1,992,173	$7,263,834	$28,996,040	$22,162,341	$ --
Short term securities	--	--	300,000	900,000	--	6,732,687
Total investments	7,031,315	1,992,173	7,563,834	29,896,040	22,162,341	6,732,687
Cash	45,804	74,322	6,324	51,292	337,602	56,438
Receivables						
Interest	105,893	33,295	120,667	474,090	346,549	40,069
Capital shares sold	--	5,800	--	196	500	26
Total assets	7,183,012	2,105,590	7,690,825	30,421,618	22,846,992	6,829,220
LIABILITIES						
Payables						
Investment securities purchased	--	--	--	100,286	--	--
Dividends	7,032	980	4,885	17,799	8,565	515
Capital shares redeemed	508	59,435	--	74,287	120	10,475
Total liabilities	7,540	60,415	4,885	192,372	8,685	10,990
NET ASSETS (Note 5)	$7,175,472	$2,045,175	$7,685,940	$30,229,246	$22,838,307	$6,818,230
CAPITAL SHARES OUTSTANDING	715,727	213,527	759,732	2,717,019	2,217,706	6,820,528
NET ASSET VALUE PER SHARE	$ 10.03	$ 9.58	$ 10.12	$ 11.13	$ 10.30	$ 1.00

Statements of Operations

For the Year Ended September 30, 1999

	Arizona Fund	Maryland Fund	Missouri Fund	Virginia Fund	National Fund	Money Market
INVESTMENT INCOME (Note 1)						
Interest income	$ 430,091	$ 112,909	$ 611,323	$1,684,525	$1,218,599	$ 217,687
EXPENSES (Notes 2 and 3)						
Investment advisory fee	50,307	13,675	72,925	201,604	154,430	33,678
Transfer agent and administrative expenses	39,441	11,159	54,840	125,801	108,719	24,223
Expenses waived	--	--	--	--	--	(6,062)
Total net expenses	89,748	24,834	127,765	327,405	263,149	51,839
NET INVESTMENT INCOME	340,343	88,075	483,558	1,357,120	955,450	165,848
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS						
Net realized gain (loss) on investments	12,653	1,862	(88,347)	210,914	213,644	(9)
Change in net unrealized depreciation of investments	(550,257)	(146,915)	(746,293)	(2,429,697)	(1,817,595)	(5,599)
NET LOSS ON INVESTMENTS	(537,604)	(145,053)	(834,640)	(2,218,783)	(1,603,951)	(5,608)
TOTAL INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	$(197,261)	$(56,978)	$(351,082)	$(861,663)	$(648,501)	$ 160,240

The Notes to Financial Statements are an integral part of these statements.

Statements of Changes in Net Assets

For the Years Ended September 30

	Arizona Fund 1999	Arizona Fund 1998	Maryland Fund 1999	Maryland Fund 1998	Missouri Fund 1999	Missouri Fund 1998
INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS						
Net investment income	$ 340,343	$ 359,140	$ 88,075	$ 86,710	$ 483,558	$ 481,747
Net realized gain (loss) on investments	12,653	144,610	1,862	9,822	(88,347)	128,887
Net unrealized appreciation (depreciation) of investments	(550,257)	85,687	(146,915)	39,574	(746,293)	236,429
Total increase (decrease) in net assets resulting from operations	(197,261)	589,437	(56,978)	136,106	(351,082)	847,063
DISTRIBUTIONS TO SHAREHOLDERS						
Net investment income	(340,343)	(359,140)	(88,075)	(86,710)	(483,558)	(481,747)
CAPITAL SHARE TRANSACTIONS (Note 7)	(912,088)	(350,924)	77,232	(34,483)	(3,481,651)	83,439
TOTAL INCREASE (DECREASE) IN NET ASSETS	(1,449,692)	(120,627)	(67,821)	14,913	(4,316,291)	448,755
NET ASSETS						
Beginning of period	8,625,164	8,745,791	2,112,996	2,098,083	12,002,231	11,553,476
End of period	$7,175,472	$8,625,164	$2,045,175	$2,112,996	$7,685,940	$12,002,231

	Virginia Fund 1999	Virginia Fund 1998	National Fund 1999	National Fund 1998	Money Market 1999	Money Market 1998
INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS						
Net investment income	$ 1,357,120	$ 1,377,590	$ 955,450	$ 1,024,415	$ 165,848	$ 183,967
Net realized gain (loss) on investments	210,914	536,649	213,644	224,781	(9)	--
Net unrealized appreciation (depreciation) of investments	(2,429,697)	469,046	(1,817,595)	679,410	(5,599)	3,388
Total increase (decrease) in net assets resulting from operations	(861,663)	2,383,285	(648,501)	1,928,606	160,240	187,355
DISTRIBUTIONS TO SHAREHOLDERS						
Net investment income	(1,357,120)	(1,377,590)	(955,450)	(1,024,415)	(165,848)	(184,342)
CAPITAL SHARE TRANSACTIONS (Note 7)	(164,094)	(1,007,248)	(1,164,490)	(1,995,805)	(446,131)	414,867
TOTAL INCREASE (DECREASE) IN NET ASSETS	(2,382,877)	(1,553)	(2,768,441)	(1,091,614)	(451,739)	417,880
NET ASSETS						
Beginning of period	32,612,123	32,613,676	25,606,748	26,698,362	7,269,969	6,852,089
End of period	$30,229,246	$32,612,123	$22,838,307	$25,606,748	$6,818,230	$7,269,969

Financial Highlights

Selected data for a share outstanding throughout each period ending September 30:

Year	Net asset value beginning of period	Net investment income	Net realized & unrealized gain (loss) on investments	Total from investment operations	Distributions from net investment income	Distributions from capital gains	Total distributions	Net asset value end of period	Total return	Net assets end of period (thousands)	Ratio of expenses to average net assets[1]	Ratio of net investment income to average net assets	Portfolio turnover
Arizona Fund													
1999	$10.74	$0.44	$(0.71)	$(0.27)	$(0.44)	—	$(0.44)	$10.03	(2.57)%	$7,175	1.12%	4.23%	37%
1998	10.45	0.45	0.29	0.74	(0.45)	—	(0.45)	10.74	7.21	8,625	1.11	4.22	26
1997	10.15	0.47	0.30	0.77	(0.47)	—	(0.47)	10.45	7.67	8,746	1.11	4.54	32
1996	10.11	0.44	0.04	0.48	(0.44)	—	(0.44)	10.15	4.85	9,066	1.35	4.35	9
1995	9.71	0.44	0.40	0.84	(0.44)	—	(0.44)	10.11	8.95	10,009	1.31	4.48	24
Maryland Fund													
1999	$10.24	$0.40	$(0.66)	$(0.26)	$(0.40)	—	$(0.40)	$9.58	(2.60)%	$2,045	1.13%	4.02%	14%
1998	10.00	0.41	0.24	0.65	(0.41)	—	(0.41)	10.24	6.68	2,113	1.13	4.09	30
1997	9.71	0.42	0.29	0.71	(0.42)	—	(0.42)	10.00	7.42	2,098	1.12	4.29	15
1996	9.74	0.41	(0.03)	0.38	(0.41)	—	(0.41)	9.71	3.96	2,042	1.28	4.12	21
1995	9.32	0.42	0.42	0.84	(0.42)	—	(0.42)	9.74	9.17	2,880	0.87	4.42	9
Missouri Fund													
1999	$10.87	$0.44	$(0.75)	$(0.31)	$(0.44)	—	$(0.44)	$10.12	(2.95)%	$7,686	1.10%	4.15%	17%
1998	10.53	0.44	0.34	0.78	(0.44)	—	(0.44)	10.87	7.61	12,002	1.09	4.18	24
1997	10.22	0.46	0.31	0.77	(0.46)	—	(0.46)	10.53	7.72	11,553	1.02	4.45	41
1996	10.13	0.44	0.09	0.53	(0.44)	—	(0.44)	10.22	5.24	11,381	1.34	4.27	21
1995	9.73	0.44	0.40	0.84	(0.44)	—	(0.44)	10.13	8.87	11,394	1.31	4.43	16
Virginia Fund													
1999	$11.93	$0.49	$(0.80)	$(0.31)	$(0.49)	—	$(0.49)	$11.13	(2.69)%	$30,229	1.02%	4.22%	27%
1998	11.56	0.50	0.37	0.87	(0.50)	—	(0.50)	11.93	7.66	32,612	1.02	4.28	32
1997	11.21	0.52	0.35	0.87	(0.52)	—	(0.52)	11.56	7.95	32,614	1.05	4.55	28
1996	11.12	0.51	0.09	0.60	(0.51)	—	(0.51)	11.21	5.50	33,340	1.20	4.53	28
1995	10.63	0.50	0.49	0.99	(0.50)	—	(0.50)	11.12	9.54	33,822	1.14	4.68	55
National Fund													
1999	$11.00	$0.42	$(0.70)	$(0.28)	$(0.42)	—	$(0.42)	$10.30	(2.67)%	$22,838	1.07%	3.87%	35%
1998	10.62	0.42	0.38	0.80	(0.42)	—	(0.42)	11.00	7.66	25,607	1.07	3.91	20
1997	10.29	0.44	0.33	0.77	(0.44)	—	(0.44)	10.62	7.70	26,698	1.05	4.20	44
1996	10.21	0.45	0.08	0.53	(0.45)	—	(0.45)	10.29	5.17	29,286	1.20	4.32	39
1995	9.85	0.45	0.36	0.81	(0.45)	—	(0.45)	10.21	8.40	32,734	1.18	4.49	56
Money Market													
1999	$1.00	$0.02	—	$0.02	$(0.02)	—	$(0.02)	$1.00	2.49%	$6,818	0.77%[4]	2.46%[4]	—
1998	1.00	0.03	—	0.03	(0.03)	—	(0.03)	1.00	2.75	7,270	0.85	2.70	—
1997	1.00	0.03	—	0.03	(0.03)	—	(0.03)	1.00	2.71	6,852	0.83[2]	2.68[3]	—
1996	1.00	0.03	—	0.03	(0.03)	—	(0.03)	1.00	2.63	7,499	0.88[2]	2.59[3]	—
1995	1.00	0.03	—	0.03	(0.03)	—	(0.03)	1.00	2.87	8,454	0.81	2.83	—

1 For the years ended September 30, 1997 and 1996, the ratio reflects fee paid indirectly.

2 For the years ended September 30, 1997 and 1996, the ratio of expenses before expenses incurred and paid by the investment advisor to average net assets would have been 0.95% and 1.15%, respectively, for such years.

3 For the years ended September 30, 1997 and 1996, the ratio of net investment income before expenses incurred and paid by the investment advisor to average net assets would have been 2.56% and 2.32%, respectively, for such years.

4 See Note 3.

Mosaic Tax-Free Trust
Notes to Financial Statements

For the Year Ended September 30, 1999

1. Summary of Significant Accounting Policies. Mosaic Tax-Free Trust (the "Trust") is registered with the Securities and Exchange Commission under the Investment Company Act of 1940 as an open-end, diversified investment management company. The Trust maintains six separate funds (described in the following sentences and defined as the "Funds") which invest principally in securities exempt from federal income taxes, commonly known as "municipal" securities. The Arizona, Maryland, Missouri and Virginia Funds (the "State Funds") invest solely in securities exempt from both federal and state income taxes in their respective states. The National Fund invests in securities exempt from federal taxes. The National Fund and the State Funds invest in long-term securities. The Money Market invests in short-term securities and is priced according to the "penny rounding" method whereby the share price is rounded to the nearest cent to maintain a stable share price of $1.00. The State and National Funds' price per share fluctuates with the market value of the respective underlying portfolio of securities. Because the Trust is 100% no-load, the shares of each fund are offered and redeemed at the net asset value per share.

Securities Valuation: Securities having maturities of 60 days or less are valued at amortized cost, which approximates market value. Securities having longer maturities, for which market quotations are readily available are valued at the mean between their bid and asked prices. Securities for which market quotations are not readily available are valued at their fair value as determined in good faith by the trustees. Investment transactions are recorded on the trade date. The cost of investments sold is determined on the identified cost basis for financial statement and federal income tax purposes.

Investment Income: Interest income, net of amortization of premium and original issue discount, and other income (if any) is recorded as earned.

Dividends: Net investment income, determined as gross investment income less expenses, is declared as a regular dividend each business day. Dividends are distributed to shareholders or reinvested in additional shares as of the close of business at the end of each month. Capital gain dividends, if any, are declared and paid annually. Additional distributions may be made if necessary.

Income Tax: In accordance with the provisions of Subchapter M of the Internal Revenue Code applicable to regulated investment companies, substantially all taxable income, if any, of each fund is distributed to its shareholders. Therefore, no federal income tax provision is required. As of September 30, 1999, capital loss carryovers available to offset future capital gains for federal income tax purposes were $239,047 for the Arizona Fund; $174,789 for the Maryland Fund; $117,536 for the Missouri Fund; $57,063 for the Virginia Fund; and $1,288,785 for the National Fund. The preceding carryovers expire from September 30, 2003 through September 30, 2004.

Use of Estimates: The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. Such estimates affect the reported amounts of assets and liabilities and reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates.

2. Investment Advisory Fees and Other Transactions with Affiliates. The investment advisor to the Trust, Madison Mosaic, LLC, a wholly owned subsidiary of Madison Investment Advisors, Inc., ("the Advisor"), earns an advisory fee equal to 0.63% per annum of the average net assets of the State and National Funds and 0.5% per annum of the average net assets of the Money Market. The fees are accrued daily and are paid monthly.

3. Other Expenses. Effective October 1, 1997, all expenses and support services are provided by the Advisor under a Services Agreement for fees based on a percentage of average net assets that is accrued daily and paid monthly. This percentage is 0.48% for the Arizona Fund, 0.50% for the Maryland Fund, 0.46% for the Missouri Fund, 0.39% for the Virginia Fund, 0.44% for the National Fund and 0.35% for the Money Market. During the year ended September 30, 1999, $6,062 of this fee was irrevocably waived for the Money Market. Had this portion of the fee not been waived, the ratio of expenses and net investment income to average net assets would have been 0.86% and 2.37%, respectively. Pursuant to the Services Agreement, the Advisor retained Firstar Mutual Fund Services, LLC to serve as the Trust's transfer agent effective September 27, 1999.

The Advisor is responsible for the fees and expenses of trustees who are affiliated with the Advisor and certain promotional expenses.

4. Aggregate Cost and Unrealized Appreciation. The aggregate cost for federal income tax purposes and the net unrealized appreciation are stated as follows as of September 30, 1999:

	Arizona Fund	Maryland Fund	Missouri Fund	Virginia Fund	National Fund	Money Market
Aggregate cost	$7,035,908	$2,014,701	$7,559,051	$30,096,356	$21,992,281	$6,734,919
Gross unrealized appreciation	$ 174,758	$ 31,034	$ 173,764	$ 681,400	$ 542,411	$ 101
Gross unrealized depreciation	(179,351)	(53,562)	(168,981)	(881,716)	(372,351)	(2,333)
Net unrealized appreciation (depreciation)	$ (4,593)	$ (22,528)	$ 4,783	$ (200,316)	$ 170,060	$ (2,232)

5. Net Assets. At September 30, 1999, net assets included the following:

	Arizona Fund	Maryland Fund	Missouri Fund	Virginia Fund	National Fund	Money Market
Paid in capital	$7,419,112	$2,242,492	$7,798,693	$30,486,625	$23,957,032	$6,820,471
Accumulated net realized losses	(239,047)	(174,789)	(117,536)	(57,063)	(1,288,785)	(9)
Net unrealized appreciation (depreciation) on investments	(4,593)	(22,528)	4,783	(200,316)	170,060	(2,232)
Total net assets	$7,175,472	$2,045,175	$7,685,940	$30,229,246	$22,838,307	$6,818,230

6. Investment Transactions. Purchases and sales of securities other than short-term securities, for the year ended September 30, 1999, were as follows:

	Arizona Fund	Maryland Fund	Missouri Fund	Virginia Fund	National Fund
Purchases	$2,896,715	$415,814	$1,959,818	$8,397,882	$8,525,539
Sales	3,673,013	295,005	5,935,731	8,885,329	9,857,226

7. Capital Share Transactions. An unlimited number of capital shares, without par value, are authorized. Transactions in capital shares were as follows:

	Arizona Fund 1999	Arizona Fund 1998	Maryland Fund 1999	Maryland Fund 1998	Missouri Fund 1999	Missouri Fund 1998
In Dollars						
Shares sold	$ 475,384	$ 1,005,335	$ 587,608	$ 487,888	$ 989,719	$ 628,962
Shares issued in reinvestment of dividends	254,345	257,733	77,790	76,992	414,347	415,551
Total shares issued	729,729	1,263,068	665,398	564,880	1,404,066	1,044,513
Shares redeemed	(1,641,817)	(1,613,992)	(588,166)	(599,363)	(4,885,717)	(961,074)
Net increase (decrease)	$ (912,088)	$ (350,924)	$ 77,232	$ (34,483)	$(3,481,651)	$ 83,439
In Shares						
Shares sold	44,931	95,174	58,224	48,324	93,111	59,077
Shares issued in reinvestment of dividends	24,293	24,415	7,782	7,620	39,186	39,010
Total shares issued	69,224	119,589	66,006	55,944	132,297	98,087
Shares redeemed	(156,678)	(153,470)	(58,863)	(59,419)	(477,072)	(90,706)
Net increase (decrease)	(87,454)	(33,881)	7,143	(3,475)	(344,775)	7,381

	Virginia Fund 1999	Virginia Fund 1998	National Fund 1999	National Fund 1998	Money Market 1999	Money Market 1998
In Dollars						
Shares sold	$ 3,892,739	$ 3,593,165	$ 3,151,849	$ 2,654,150	$ 4,977,145	$ 5,471,204
Shares issued in reinvestment of dividends	1,134,905	1,141,294	796,850	910,359	160,223	177,642
Total shares issued	5,027,644	4,734,459	3,948,699	3,564,509	5,137,368	5,648,846
Shares redeemed	(5,191,738)	(5,741,707)	(5,113,189)	(5,560,314)	(5,583,499)	(5,233,979)
Net increase (decrease)	$ (164,094)	$(1,007,248)	$(1,164,490)	$(1,995,805)	$ (446,131)	$ 414,867
In Shares						
Shares sold	333,387	306,607	289,814	247,074	4,977,145	5,471,204
Shares issued in reinvestment of dividends	97,737	97,417	78,677	84,498	160,223	177,642
Total shares issued	431,124	404,024	368,491	331,572	5,137,368	5,648,846
Shares redeemed	(448,179)	(490,342)	(478,188)	(517,305)	(5,583,499)	(5,233,979)
Net increase (decrease)	(17,055)	(86,318)	(109,697)	(185,733)	(446,131)	414,867

Mosaic Tax-Free Trust
Special Information

September 30, 1999

Pursuant to Section 852 of the Internal Revenue Code of 1986, as amended, the following are designated as tax-exempt dividends: $340,343 for the Arizona Fund; $88,075 for the Maryland Fund; $483,558 for the Missouri Fund; $1,357,120 for the Virginia Fund; $955,450 for the National Fund; and $165,848 for the Money Market Fund.

In January 2000, shareholders of the Tax-Free Trust will receive Federal income tax information on all distributions paid to their accounts in calendar year 1999, including any distributions paid between September 30, 1999 and December 31, 1999.

Telephone Numbers

Shareholder Service

Toll-free nationwide: **1 888 670-3600**

Mosaic Tiles *(24 hour automated information)*

Toll-free nationwide: **1 800 336-3063**

The Mosaic Family of Mutual Funds

Mosaic Equity Trust

Mosaic Investors Fund
Mosaic Balanced Fund
Mosaic Mid-Cap Growth Fund
Mosaic Foresight Fund

Mosaic Focus Fund

Mosaic Income Trust

Mosaic Government Fund
Mosaic Intermediate Income Fund

Mosaic Tax-Free Trust

Mosaic Tax-Free Arizona Fund
Mosaic Tax-Free Maryland Fund
Mosaic Tax-Free Missouri Fund
Mosaic Tax-Free Virginia Fund
Mosaic Tax-Free National Fund
Mosaic Tax-Free Money Market

Mosaic Government Money Market

Transfer Agent

Mosaic Funds
c/o Firstar Mutual Fund Services, LLC
P.O. Box 701
Milwaukee, WI 53201-0701

http://www.mosaicfunds.com

Mosaic
Tax-Free Trust

Mosaic Tax-Free Arizona Fund

Mosaic Tax-Free Maryland Fund

Mosaic Tax-Free Missouri Fund

Mosaic Tax-Free Virginia Fund

Mosaic Tax-Free National Fund

Mosaic Tax-Free Money Market

ANNUAL REPORT

September 30, 1999

MOSAIC FUNDS